UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.1)*

Pinnacle Airlines Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

723443107
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

568,903

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

568,903

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

568,903

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

60,485

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

60,485

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

60,485

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Special Opportunities III, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

92,400

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

92,400

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

92,400

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

95,565

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

95,565

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

95,565

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

12.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

817,353

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

817,353

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

817,353

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

817,353

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

817,353

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

817,353

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 is filed with respect to the shares of the common stock, having $.01 par value per share (the "Common Stock"), of Pinnacle Airlines Corp. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2009 and amends and supplements the Schedule 13G filed on October 16, 2008 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors, LP (“Onshore Fund”).

-	Burlingame Equity Investors II, LP (“Onshore Fund II”).

-	Burlingame Special Opportunities III, LP (the “BSO III Fund”).

-	Burlingame Equity Investors (Offshore) Ltd. (“Offshore Fund”).

-	Burlingame Asset Management, LLC (“BAM”).

-	Blair E. Sanford (“Mr. Sanford”).

BAM is the general partner of each of the Onshore Fund, Onshore Fund II and BSO III Fund, and the investment manager of the Offshore Fund.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Onshore Fund, Onshore Fund II, BSO III Fund and the Offshore Fund.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The business address of each of the Onshore Fund, Onshore Fund II, BSO III Fund, BAM and Mr. Sanford is One Market Street, Spear Street Tower, Suite 3750, San Francisco, California 94105.

The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

Mr. Sanford is a citizen of the United States.

BAM is a limited liability company formed under the laws of the State of Delaware.

Each of the Onshore Fund, Onshore Fund II and BSO III Fund is a limited partnership formed under the laws of the State of Delaware.

The Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

(i) The Onshore Fund owns 568,903 shares of Common Stock.

(ii) The Onshore Fund II owns 60,485 shares of Common Stock.

(iii) The BSO III Fund owns 92,400 shares of Common Stock.

(iv) The Offshore Fund owns 95,565 shares of Common Stock.

(v) BAM, as the general partner of the Onshore Fund, Onshore Fund II, and BSO III Fund, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 817,353 shares of Common Stock held by them.

(vi) Mr. Sanford may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by BAM.

(vii) Collectively, the Reporting Persons beneficially own 817,353 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s ownership of 568,903 shares of Common Stock represents 3.1% of all of the outstanding shares of Common Stock.

(ii) The Onshore Fund II’s beneficial ownership of 60,485 shares of Common Stock represents 0.3% of all of the outstanding shares of Common Stock.

(iii) The BSO III Fund’s beneficial ownership of 92,400 shares of Common Stock represents 0.5% of all of the outstanding shares of Common Stock.

(iv) The Offshore Fund’s beneficial ownership of 95,565 shares of Common Stock represents 0.5% of all of the outstanding shares of Common Stock.

(v) BAM’s and Mr. Sanford’s beneficial ownership of 817,353 shares of Common Stock represents 4.5% of all of the outstanding shares of Common Stock.

(vi) Collectively, the Reporting Persons’ beneficial ownership of 817,353 shares of Common Stock represents 4.5% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 568,903 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 60,485 shares of Common Stock held by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 92,400 shares of Common Stock held by the BSO III Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 95,565 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 568,903 shares of Common Stock held by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 60,485 shares of Common Stock held by the Onshore Fund II.

The BSO III Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 92,400 shares of Common Stock held by the BSO III Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 95,565 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
              Blair E. Sanford, Managing Member

BURLINGAME SPECIAL OPPORTUNITIES III, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
              Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By: /s/ Blair E. Sanford
  Blair E. Sanford,Director

BURLINGAME ASSET MANAGEMENT, LLC

By: /s/ Blair E. Sanford
  Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
    Blair E. Sanford

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Pinnacle Airlines Corp. dated as of February 12, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 12, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
              Blair E. Sanford, Managing Member

BURLINGAME SPECIAL OPPORTUNITIES III, LP
By: Burlingame Asset Management, LLC, as General Partner

By: /s/ Blair E. Sanford
              Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By: /s/ Blair E. Sanford
  Blair E. Sanford,Director

BURLINGAME ASSET MANAGEMENT, LLC

By: /s/ Blair E. Sanford
  Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
    Blair E. Sanford

EXHIBIT B

Burlingame Equity Investors, LP

Burlingame Equity Investors II, LP

Burlingame Special Equity Investors III, LP

Burlingame Equity Investors (Offshore) Ltd.

Burlingame Asset Management, LLC

Blair E. Sanford